December 13, 2018

Christopher A. Strain
Chief Financial Officer
Heartland Express, Inc.
901 North Kansas Avenue
North Liberty, Iowa 52317

       Re: Heartland Express, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 000-15087

Dear Mr. Strain:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure